Exhibit 99.1
FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

November 2, 2005

Item 3  News Release

A press release was issued on November 2, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4  Summary of Material Change

On November 2, 2005, the Company announced two key senior executive appointments. Daryl C.F. Wilson was appointed Senior Vice President, Manufacturing, Engineering and Development, with Bradley J. Holcomb appointed Senior Vice President, Global Materials and Supply.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

November 7, 2005

SCHEDULE “A”

Royal Group Adds Two Executives to Senior Management Team

TORONTO, Nov. 2 /CNW/ - Royal Group Technologies Limited (RYG-TSX; RYG-NYSE) today announced two key senior executive appointments. Daryl C.F. Wilson has been appointed Senior Vice President, Manufacturing, Engineering and Development, with Bradley J. Holcomb appointed Senior Vice President, Global Materials and Supply.

"Developing and attracting experienced, highly qualified and capable executives for critical management positions is an important element of the Management Improvement Plan, which Royal Group's Board recently approved as the road map to renewing the company and improving financial performance," said Lawrence J. Blanford, who was appointed President and Chief Executive Officer in May 2005.

"We are very pleased to have attracted high-calibre executives to these two important new executive positions, wherein they will focus on driving initiatives to improve financial performance. Daryl's career has been distinguished by his ability to successfully direct programs aimed at improving manufacturing quality, productivity, and cost. Brad has a track record of producing substantial procurement savings at each of the several major industrial companies for which he has worked."

Mr. Wilson joins Royal Group from Zenon Environmental Inc., Toronto, where he was Vice-President, Manufacturing/Operations for several years. Previously, he held a series of increasingly senior management positions at Toyota Motor Manufacturing Canada, Inc., including vice-president manufacturing, after beginning his career at Dofasco Inc. He obtained a B.A. Sc. in Chemical Engineering from the University of Toronto and an MBA in Operations Management/Management Service from McMaster University.

Mr. Holcomb joins Royal Group from Waste Management, Inc., Houston, Texas, where he was Vice-President & Chief Procurement Officer. At Waste Management, the largest waste collection and disposal company in North America, he created a new procurement and supply management organization and succeeded in achieving a substantial reduction in sourcing costs. Previously, Mr. Holcomb held a broad range of senior management positions at American Precision Industries, Inc., Praxair, Inc., and Eastman Kodak. Mr. Holcomb holds a B.S. in Engineering Science and an M.S. in Industrial Engineering from Arizona State University, and an M.S. in Chemical Engineering from the University of Rochester.

Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Special Committee of the Board of Directors and its outcome; the outcome of the ongoing assessment and review of the Royal Building System's compliance with the smoke generated elements of the US building code and the safety of buildings constructed with the Royal Building System; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by April 30, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of November 2, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone (905) 264-0701.